Filed Pursuant to Rule 433

Dated October 14, 2015

Registration Statement No. 333-205059

Relating to

Preliminary Prospectus Supplement Dated October 14, 2015 to

Prospectus dated June 18, 2015

DDR Corp.

Term sheet dated October 14, 2015

$400,000,000 4.250% Notes due 2026

Issuer:	DDR Corp.

Security:	4.250% Notes due 2026

Size:	$400,000,000 aggregate principal amount

Maturity Date:	February 1, 2026

Interest Payment Dates:	February 1 and August 1, beginning February 1, 2016

Record Dates:	Fifteen calendar days prior to an interest payment date

Benchmark Treasury:	2.000% due August 15, 2025

Benchmark Treasury Yield and Price:	1.986%; 100-04

Yield to Maturity:	4.361%

Spread to Benchmark Treasury:	T+237.5 basis points

Coupon (Interest Rate):	4.250% per year

Price to Public:	99.094% of principal amount, plus accrued interest, if any, from October 21, 2015

Trade Date:	October 14, 2015

Settlement Date:	T+5; October 21, 2015

Redemption Provision:	Make whole call based on U.S. Treasury plus 40 basis points (0.40%); provided, that if redeemed on or after November 1, 2025, redeemed at par

CUSIP/ISIN:	23317H AE2/US23317HAE27

Expected Ratings (Moody’s/S&P/Fitch):	Baa2/BBB-/BBB- (Stable / Stable / Stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	The Huntington Investment Company
FTN Financial Securities Corp.
SMBC Nikko Securities America, Inc.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or UBS Securities LLC toll-free at 1-888-827-7275.